CLEARY, GOTTLIEB, STEEN & HAMILTON
ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

02042118

Writer's Direct Dial: (212) 225-2570

June 24, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule a statement, dated June 19, 2002, issued by GFB on June 20, 2002 through the Bolsa Mexicana de Valores as required by Mexico's Comisión Nacional Bancaria y de Valores.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

dw 6/26

Enclosure

cc: Edgar Omar Méndez Nava (w/o enclosures)

TRANSLATION

The Government of the United Mexican States and the Mexican Bank Deposit Protection Agency ("IPAB") sell stake in Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBB)

(Mexico City, June 19, 2002). A placement of 1,018,920,624 shares of GFBB will be effected in a simultaneous global offering in Mexico, the United States and the rest of the world, of which 82,000,000 will be offered though the Mexican Bolsa de Valores by means of a Secondary Public Offering of Series "O" shares at a price of Ps.8.10 per share.

The placement and registration in Mexico will take place on June 20, 2002 and settlement on June 26, 2002.

BBVA Bancomer

El Gobierno Federal y el Instituto para la Protección al Ahorro Bancario ("IPAB") venden participación accionaria en Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBB)

(México, D.F. a 19 de junio de 2002). Se colocarán 1,018'920,624 acciones de GFBB en oferta global simultánea en México, los EE.UU.A y el resto del mundo, de las cuales, 82'000,000 se realizarán en la Bolsa Mexicana de Valores, a través de una Oferta Pública Secundaria de acciones serie "O", a un precio de Ps.8.10 por acción.

La oferta y el registro se llevarán a cabo el día 20 de junio de 2002 y la fecha de liquidación será el 26 de junio de 2002.

CONTACTOS
Miguel Rivera Campo
José de Jesús Gómez Dorantes
Araceli Espinosa Elguea
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com